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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           UNO RESTAURANT CORPORATION
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         ------------------------------
                         (Title of Class of Securities)

                                   914900-10-5
                                 --------------
                                 (CUSIP Number)


                                AARON D. SPENCER
                              100 CHARLES PARK ROAD
                             WEST ROXBURY, MA 02132
                                 (617) 323-9200
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 APRIL 14, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                               ------------
CUSIP NO. 914900-10-5                                               Page 2 of 6
          -----------                                                   ---  ---
---------------------                                               ------------

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                                 UNO ASSOCIATES
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3                                 SEC USE ONLY

--------------------------------------------------------------------------------
4                                SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  MASSACHUSETTS
--------------------------------------------------------------------------------
                    7                    SOLE VOTING POWER

                                             3,692,707
      NUMBER OF     ------------------------------------------------------------
       SHARES       8                   SHARED VOTING POWER
    BENEFICIALLY
    OWNED BY EACH                                0
      REPORTING     ------------------------------------------------------------
     PERSON WITH    9                 SOLE DISPOSITIVE POWER

                                             3,692,707
                    ------------------------------------------------------------
                    10               SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,692,707
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                               CERTAIN SHARES*                             [ ]

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      35.7%
--------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON*

                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                               ------------
CUSIP NO. 914900-10-5                                               Page 3 of 6
          -----------                                                   ---  ---
---------------------                                               ------------

--------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                                AARON D. SPENCER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3                                 SEC USE ONLY

--------------------------------------------------------------------------------
4                                SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
--------------------------------------------------------------------------------
                    7                    SOLE VOTING POWER

                                             6,308,098
      NUMBER OF     ------------------------------------------------------------
       SHARES       8                   SHARED VOTING POWER
    BENEFICIALLY
    OWNED BY EACH                                0
      REPORTING     ------------------------------------------------------------
     PERSON WITH    9                 SOLE DISPOSITIVE POWER

                                             6,308,098
                    ------------------------------------------------------------
                    10               SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,308,098
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                               CERTAIN SHARES*                             [ ]

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      61.0%
--------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     ITEM 4.   Purpose of Transaction

     On April 14, 1999, the Issuer publicly announced that a special committee of its Board of Directors has been formed to consider available options for enhancing shareholder value. The Reporting Persons are working with a financial advisor to consider certain strategic alternatives involving the Issuer, including those in which the Reporting Persons, alone or through an entity in which they have an interest, may acquire additional securities of the Issuer or propose an extraordinary corporate transaction, such as a merger or reorganization of the Issuer. If any or all of the foregoing shall occur, a change in the Board of Directors of the Issuer or a material change in the present capitalization or dividend policy of the Issuer could occur. Although the Reporting Persons are actively exploring their options with respect to each of the foregoing, there can be no assurance that the Reporting Persons will actually seek to implement any of the foregoing.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Item 4 concerning the Reporting Persons consideration of certain strategic alternatives with respect to the Issuer.




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                                    Signature

     After reasonable inquiry and the the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 1999



                                        /s/ Aaron D. Spencer
                                        ------------------------------
                                        Aaron D. Spencer


                                        UNO ASSOCIATES


                                        By: /s/ Aaron D. Spencer
                                            --------------------------
                                            Aaron D. Spencer